CRUCELL INITIATES LEGAL PROCEEDINGS AGAINST CEVEC OVER PER.C6(R) PATENT INFRINGEMENT

LEIDEN, THE NETHERLANDS, OCTOBER 7, 2004 - DUTCH BIOTECHNOLOGY COMPANY CRUCELL N.V. (EURONEXT, NASDAQ: CRXL) ANNOUNCED TODAY THAT IT HAS INITIATED LEGAL PROCEEDINGS IN THE DISTRICT COURT OF DUSSELDORF AGAINST CEVEC PHARMACEUTICALS GMBH.

CEVEC, formed in 2001, is attempting to establish a business on the basis of a human cell line that has features similar to Crucell's patented PER.C6(R) technology. The action, which follows shortly after the European Patent Office granted a European patent to Crucell's PER.C6(R) technology, aims to put an end to CEVEC's unauthorized activities.

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Elizabeth Goodwin

Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718
e.goodwin@crucell.com

Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733

tredington@redingtoninc.com